UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from __________________ to __________________

Commission file number 1-6196
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Piedmont Natural Gas Company, Inc. 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4 - 12

Supplemental Schedule as of December 31, 2010

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	13
NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Benefits Committee and Participants in
Piedmont Natural Gas Company, Inc. 401(k) Plan
Charlotte, North Carolina
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Piedmont Natural Gas Company, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
May 18, 2011

Piedmont Natural Gas Company, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets
Participant-directed investments (Notes 3, 6, 7 and 8)	$149,652,536	$128,488,333
Receivable — due from broker for securities sold	99,905	—
Receivable — participant loans	6,287,258	5,319,260
Cash	—	1,300,955

Total assets	156,039,699	135,108,548

Liabilities
Due to broker for securities purchased	90,405	1,300,955
Other	9,500	—

Net assets available for benefits at fair value	155,939,794	133,807,593

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(626,268)	(145,875)

Net assets available for benefits	$155,313,526	$133,661,718

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$13,069,819
Interest, dividends and other	2,043,847

Total investment income	15,113,666

Interest income on participant loans receivable	388,372

Contributions:
Employer’s	5,032,687
Participants’	7,824,735
Participants’ rollovers	182,322

Total contributions	13,039,744

Total additions	28,541,782

Deductions from net assets attributed to:
Benefits paid to participants	6,496,444
Expenses (Note 6)	393,530

Total deductions	6,889,974

Net increase	21,651,808

Net assets available for benefits:
Beginning of year	133,661,718

End of year	$155,313,526

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 1.      Description of the Plan
The following description of Piedmont Natural Gas Company, Inc. (the “Company”) 401(k) Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan providing benefits to participating employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger effective on October 1, 2001, participants’ accounts in the Company’s employee stock ownership plan (ESOP) were transferred into the Plan. Former ESOP participants may remain invested in Piedmont Natural Gas Company, Inc. (“Piedmont”) common stock in the Plan or may sell the common stock at any time and reinvest the proceeds in other available investment options.
Employees become eligible to participate in the Plan on the first day of any pay period after they have completed thirty days of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Employees are able to contribute up to 50% of eligible pay to the Plan on a pre-tax basis, up to the Tax Code annual contribution limit. Employees are able to receive a company match of 100% up to the first 5% of eligible pay contributed. The Company automatically enrolls all newly eligible employees in the Plan at a 2% contribution rate unless the employee chooses not to participate by notifying the Plan trustee. For employees who are automatically enrolled in the Plan, the Company will automatically increase their contributions by 1% each year to a maximum of 5% unless the employee chooses to opt out of the automatic increase by contacting the trustee. If the employee does not make an investment election, employee contributions and matches are automatically invested in a diversified portfolio of stocks and bonds. Participants may invest in Piedmont common stock up to a maximum of 20% of their account. Employees may change their contribution rate and investments at any time. Additional amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. There were no discretionary Company contributions during the year ended December 31, 2010. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and Plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one common trust fund, one common collective trust fund, and one common stock fund as investment options for participants.
Vesting: All participant contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts. A participant will become 100% vested in his employer matching contributions after the participant completes six months of service.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 1.      Description of the Plan (Continued)
Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes. Principal and interest are paid ratably through payroll deductions. Interest rates on loans range from 6.77% to 7.29% at December 31, 2010.
Payment of benefits: Upon termination of service, the vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan.
Note 2.      Summary of Significant Accounting Policies
Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment contracts: As described in the authoritative guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
The Plan invests in investment contracts through a collective trust in the Union Bond & Trust Company Stable Value Fund. As required by the guidance, the statements of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for disclosure of our fair value measurements.
We utilize market data or assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally observable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. We are able to classify fair value balances based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 2.      Summary of Accounting Policies (Continued)
Following is a description of the valuation methodologies used for our investment assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Common stock funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end.

Common trust fund: Valued at the NAV of the funds in which it participates at year-end.

Common collective trust fund: Valued at NAV based on information provided by the trustee and using the audited financial statements of the common collective trust at year-end.
Level 1 inputs are quoted prices (unadjusted) or NAVs in active markets that the Plan has the ability to access as of the reporting date and consist of investments in common stock funds, mutual funds and a common trust fund. Level 2 inputs are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly corroborated or observable as of the reporting date and generally use valuation methodologies, and consist of a common collective trust fund as discussed in “Investment contracts” above. The common collective trust fund is a Level 2 input as a participant has the ability to redeem his or her investment at the contract value at that point in time. Level 3 inputs include significant pricing inputs that are generally less observable from objective sources. The Plan does not have any Level 3 assets.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Contributions: Contributions from employees of the Plan Sponsor and matching contributions from the Plan Sponsor are recorded in the year in which the employee contributions are withheld along with the applicable matching contribution. All employee and employer contributions are participant-directed.
Payment of benefits: Benefit payments to participants are recorded when paid.
Expenses: As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)
Subsequent events: We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.
Accounting pronouncements: In April 2009, the FASB issued additional guidance around fair value, which provided: (a) additional application guidance for estimating fair value when the volume and activity for the asset or liability have greatly decreased and (b) indicators for identifying transactions that are not considered orderly. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this provision had no material impact to the Plan’s financial statements.
In May 2009, the FASB issued guidance addressing the accounting for and disclosure requirements of events or transactions that occur after the balance sheet date, but before the financial statements are issued. The Plan adopted the guidance as of December 31, 2009, as it was effective for interim and annual periods ending after June 15, 2009. In February 2010, however, the FASB issued Accounting Standards Update No. 2010-09 (“ASU 2010-09”), Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments (a) require an SEC filer to evaluate subsequent events through the date the financial statements are issued with the SEC, (b) add the definitions of an SEC filer and revised financial statements, (c) no longer require that an SEC filer disclose the date through which subsequent events have been reviewed, and (d) remove the definition of a public entity. The Company adopted the amendments upon issuance with no material impact to the Plan’s financial statements.
In January 2010, the FASB released Accounting Standards Update No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement. The update requires the Company to (a) disclose transfers in and out of Levels One and Two, in addition to transfers in and out of Level Three and (b) separately disclose purchases, sales, issuances, and settlements of Level Three securities. Additionally, ASU 2010-06 clarifies the information the Company currently discloses regarding valuation techniques, inputs used in those valuation models, and at what level of detail fair value disclosures should be provided. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level Three activity, which is effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 is not expected to materially impact the Plan’s current fair value disclosures.
In September 2010, the FASB issued an amendment (“ASU 2010-25”), Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $5,319,260 from investments to notes receivable as of December 31, 2009. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 3.      Investments
The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2010 or 2009, which includes the fully benefit-responsive contracts as described in Note 2, are as follows:

	December 31,
	2010	2009

Wells Fargo Enhanced Stock Market Fund 173,894 and 177,889 units, respectively	$16,809,633	$15,056,077
American Funds The Growth Fund of America (A) - 514,173 and 497,907 shares, respectively	15,651,424	13,607,792
Union Bond & Trust Company Stable Value Fund* - 1,396,073 and 1,364,514 units, respectively	32,898,737	31,089,243
Dodge & Cox Income Fund - 1,288,476 and 1,082,562 shares, respectively	17,046,533	14,030,006
Dodge & Cox Stock Fund - 118,118 and 108,683 shares, respectively	12,728,358	10,448,782
Munder Mid Cap Core Growth Fund (A) - 331,514 and 310,309 shares, respectively	9,245,922	6,913,690
American Europacific Growth Fund (A) - 255,795 and 246,334 shares, respectively	10,582,250	9,444,446
* Represents fully benefit-responsive investment contracts.
The Plan invests in a fully benefit-responsive investment contract through the Union Bond & Trust Company (“Union”) Stable Value Fund (“Fund”). Union maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The objective of the Fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology. The Fund seeks to achieve this objective by investing in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions.
Market value events may limit the ability of the Fund to transact at contract value with the issuer. Such events may include but are not limited to: Fund administration is amended or changed, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Fund, and failure to meet certain tax qualifications.
The fair value of the investment contract at December 31, 2010 and 2009 was $32,898,737 and $31,089,243, respectively. The average yield earned based on actual earnings was 1.8% at December 31, 2010.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 3.      Investments (Continued)
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common trust fund — equity - Enhanced Stock Market Fund of Wells Fargo	$2,090,825

Common stock fund - Piedmont Natural Gas Stock Fund	275,540

Common collective trust fund - Stable value	599,730

Mutual funds:
Balanced	673,863
Fixed income	283,875
Equity	7,827,011
International equity	1,242,787
Other	76,188

Total mutual funds	10,103,724

Net appreciation in fair value of investments	$13,069,819

The Plan’s participants invest in various investment securities offered by the Plan. These investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Note 4.      Federal Income Tax Status
The Plan has filed for a determination letter from the Internal Revenue Service regarding the Plan’s qualification under Section 401(a) and the related trust’s tax-exempt status under the provisions of Section 501(a) of the Internal Revenue Code (“IRC”). The Benefits Committee believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The Benefits Committee will make any changes deemed necessary to ensure that the Plan is granted tax-exempt status.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.
Note 5.      Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 6.      Exempt Party-in-Interest Transactions
Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wells Fargo for investment management services amounted to $119,487 for the year ended December 31, 2010.
At December 31, 2010 and 2009, the Plan held 361,246 and 354,417 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $5,683,100 and $5,365,652, respectively, and fair value of $6,674,950 and $6,277,041, respectively. During the year ended December 31, 2010, the Plan recorded dividend income on the common stock of the Company of $234,851.
Note 7.      Fair Value of Financial Instruments
The Plan’s assets as reported in the Statement of Net Assets Available for Benefits as “Participant-directed investments” are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and their consideration within the fair value hierarchy levels. The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Small cap	$12,345,577	$—	$—	$12,345,577
Mid cap	12,124,532	—	—	12,124,532
Large cap	28,379,782	—	—	28,379,782
Foreign	14,850,457	—	—	14,850,457
Moderate allocation	7,055,773	—	—	7,055,773
Bond funds — intermediate and inflation adjusted	18,513,095	—	—	18,513,095
Common stock fund	6,674,950	—	—	6,674,950
Common trust fund	16,809,633	—	—	16,809,633
Common collective trust fund	—	32,898,737	—	32,898,737

Total assets at fair value	$116,753,799	$32,898,737	$—	$149,652,536

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 7.      Fair Value of Financial Instruments (Continued)

	December 31, 2009
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Small cap	$8,919,712	$—	$—	$8,919,712
Mid cap	8,818,433	—	—	8,818,433
Large cap	24,056,574	—	—	24,056,574
Foreign	12,460,921	—	—	12,460,921
Moderate allocation	6,297,086	—	—	6,297,086
Bond funds — intermediate and inflation adjusted	15,513,246	—	—	15,513,246
Common stock fund	6,277,041	—	—	6,277,041
Common trust fund	15,056,077	—	—	15,056,077
Common collective trust fund	—	31,089,243	—	31,089,243

Total assets at fair value	$97,399,090	$31,089,243	$—	$128,488,333

Note 8.      Net Asset Value Per Share
The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2010 and 2009:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2010
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period

Common collective trust fund (a)	$32,898,737	$-	Daily	Written notice	30 days

Fair Value Estimated Using Net Asset Value per Share
December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period

Common collective trust fund (a)	$31,089,243	$-	Daily	Written notice	30 days
* The fair value of the investment has been estimated using the net asset value of the investment.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 8.      Net Asset Value Per Share (Continued)
(a) The objective of the Fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.
Note 9.      Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009

Net assets available for benefits as presented in these financial statements	$155,313,526	$133,661,718
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	626,268	145,875

Net assets available for benefits per the Form 5500	$155,939,794	$133,807,593

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2010
Total net increase per the financial statements	$21,651,808
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	480,393

Total net income per the Form 5500	$22,132,201

Piedmont Natural Gas Company, Inc. 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of investment
		including maturity date,
	Identity of issuer, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par or maturity value	value

*	Enhanced Stock Market Fund of Wells Fargo	Common trust fund, 173,894 units	$16,809,633

*	Piedmont Natural Gas Stock Fund	Common stock fund, 361,246 units	6,674,950

*	Wells Fargo Advanced Small Cap Value Fund	Mutual fund, 290,495 shares	6,335,693

	American Funds The Growth Fund of America (A)	Mutual fund, 514,173 shares	15,651,424

	American Funds Balanced Fund (A)	Mutual fund, 393,518 shares	7,055,773

**	Union Bond & Trust Company Stable Value Fund	Common collective fund, 1,396,073 units	32,898,737

	Dodge & Cox Stock Fund	Mutual fund, 118,118 shares	12,728,358

	Columbia Mid Cap Value Fund (Z)	Mutual fund, 213,864 shares	2,878,610

	T. Rowe Price New Horizons Fund	Mutual fund, 179,453 shares	6,009,884

	Munder Mid Cap Core Growth Fund (A)	Mutual fund, 331,514 shares	9,245,922

	Dodge & Cox Income Fund	Mutual fund, 1,288,476 shares	17,046,533

	American Europacific Growth Fund (A)	Mutual fund, 255,795 shares	10,582,250

	Thornburg International Value Fund	Mutual fund, 149,238 shares	4,268,207

	American Century Inflation Adjustment Bond Fund Advisor	Mutual fund, 100,506 shares	1,466,562

*	Various participants	Loans to participants, at interest rates from 6.77% to 7.29% with maturities ranging from 2011 to 2025	6,287,258

			$155,939,794

*	Represents a party-in-interest.

**	Represents fully benefit-responsive investment contracts at fair value. All investments are participant-directed; therefore, cost information has not been presented.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. 401(k) Plan (Name of Plan)
Date May 18, 2011	/s/ Renee H. Metzler
Renee H. Metzler
Director — Compensation and Benefits and Plan Administrator

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. 401(k) Plan